PLYMOUTH ROCK TECHNOLOGIES CERTIFIED TO OPERATE DRONE PLATFORM IN UK AIRSPACE

Plymouth, Massachusetts - May 6, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting edge threat detection technologies, announced today that it has received Permission for Commercial Operations (PfCO) from the Civil Aviation Authority (CAA) to operate Small Unmanned Aircraft (SUA) / Small Unmanned Surveillance Aircraft (SUSA).

Having successfully passed the CAA PfCO certification process, PRT can now utilize its X1 Drone Platform for commercial operations, allowing our operators to demonstrate threat detection and surveillance in civilian airspace to both clients and potential partners. This also enables the company to offer technical reconnaissance and non-destructive testing services for both civil and military applications.

Link to Video: PRT-X1 Threat Detection Drone

"This is a significant step for the company in our mission to become one of the world's leading artificial intelligence (AI) empowered tactical security and safety sensor manufacturers," stated Dana Wheeler, CEO and President of Plymouth Rock Technologies. "While this certification and authorization gives us permission to commercially operate our drones, we are now in the process of applying for non-standard permissions via preparing an Operating Safety Case (OSC). This (OSC) will allow us to showcase the deeper capabilities of our SUA's, including but not limited to operating in congested areas and flying Beyond Visual Line of Sight (BVLOS)."

"Our multiple sensor technologies will be perfectly suited to a variety of scenarios," stated Carl Cagliarini, Chief Strategy Officer of Plymouth Rock Technologies. "The recent directive of the US Government prohibiting the purchase and use of all Chinese produced UAV and associated technologies in USA airspace for Government use, presents a tremendous opportunity for both our sensors and the search, rescue and reconnaissance capabilities of our UAVs."

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems. The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

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